Exhibit 99.1

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Tel Aviv, Israel – June 9, 2010 – Bezeq - The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel’s leading telecommunications provider, announced that on June 8, 2010, its subsidiary Pelephone Communications Ltd. ("Pelephone") was served with a lawsuit and a motion to certify the lawsuit as a class action that were filed against it in the Central District Court.

The plaintiff claims that Pelephone unlawfully charges its customers for several services that were not requested by the customers and transferred customers’ details to third party suppliers without their consent.

The amount claimed for damages caused to the plaintiff are NIS 958 (approximately $252).  The total amount of the lawsuit if certified as a class action was not indicated in the lawsuit but the lawsuit estimates it would be hundreds of millions of NIS.

Pelephone is reviewing and assessing the lawsuit and at this stage, neither Pelephone nor Bezeq are able to evaluate the probability of success of the lawsuit.